FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2010
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA FLUOR SIGNS $622 MILLION CLEAN FUELS CONTRACT WITH PEMEX

·    Minatitlán and Salina Cruz Refineries Undergo EPC expansion

Mexico City, March 24, 2010 – ICA Fluor, the industrial construction joint venture of Empresas ICA, S.A.B de C.V. (BMV and NYSE: ICA) and Fluor Corporation (NYSE: FLR), announced today that Mexico’s state oil company, Pemex Refining, has signed the contracts with the company for the engineering, procurement and construction (EPC) of two low-sulfur gasoline projects in Mexico valued at US$622 million as part of its clean fuels program. The contracts were awarded through an international public bidding process.  ICA will book its US$311 million portion of the award as Backlog in the first quarter of 2010.

ICA Fluor is responsible for the EPC, testing and start-up that includes the installation of the catalytic gasoline desulfurization plants, the amine regeneration units, offsites, utilities and integration for Pemex’s existing General Lazaro Cárdenas del Río Refinery in Minatitlán, Veracruz and the Antonio Dovali Jaime Refinery located in Salina Cruz, Oaxaca.

The Minatitlán and Salina Cruz refinery projects each include 25,000 barrel-per-day catalytic distillation trains, the associated amine regeneration units, flare, and all ancillary facilities. The work is scheduled to be completed in mid-2013.

Pemex’s clean fuels program is part of the comprehensive development and modernization of Pemex Refining designed to increase Mexico’s production of ultra low-sulfur gasoline in accordance with the applicable environmental standards.  The Minatitlán and Salina Cruz projects provide ICA Fluor with the opportunity to maintain its installed capacity while supporting PEMEX in advancing the key goals set forth in the recently approved Energy Reform, which includes environmental responsibility and development of engineering capabilities in Mexico.

This press release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only projections of future events based on assumptions and estimates ICA believes to be reasonable, but these projections may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Luciana Garcia (5255) 5272 9991 x 3697 luciana.garcia@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com

PRESS RELEASE

risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

About ICA Fluor
ICA Fluor is the leading industrial engineering-construction company in Mexico, dedicated to the engineering, procurement, construction and maintenance of industrial facilities in the oil and gas, chemical, petrochemical, automotive, power, mining and telecommunication industries.

About Fluor
Fluor Corporation (NYSE: FLR) designs, builds and maintains many of the world's most challenging and complex projects.  Through its global network of offices on six continents, the company provides comprehensive capabilities and world-class expertise in the fields of engineering, procurement, construction, commissioning, operations, maintenance and project management.  Headquartered in Irving, Texas, Fluor is a FORTUNE 200 company and had revenues of $22 billion in 2009.  For more information visit www.fluor.com.

About ICA
Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

INVESTOR RELATIONS	www.ica.com.mx	2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2010

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer